FORM 4 - April 2000                Donald C. Perriello - Page 1


             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

_____     Check here if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.
     See Instructions l(b).

1.   Name and Address of Reporting Person:
          Donald C. Perriello
          2809 Interstate 35 South
          San Marcos  TX   78666
2.   Issuer Name and Ticker or Trading Symbol
          ELECTROSOURCE, INC.,     ELSI
3.   IRS or Social Security Number of Reporting Person
(Voluntary)
          ###-##-####
4.   Statement for (Month/Year)
          April 2000
5.   If Amendment, Date of Original (Month/Year)
          N/A
6.   Relationship of Reporting Person to Issuer (Mark all
applicable)
     Yes ___   No ___    Director
     Yes ___   No ___    10% Owner
     Yes _X_   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)
          Vice President/Finance and Treasurer

  TABLE I - Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3):
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year):
          April 7, 2000
3.   Transaction Code (Instruction 8):
     A.   Code:          S
     B.   V:
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:   4,333
     B.   Acquired (A)___     Disposed of (D)_X__
     C:   Price:    $11.50
5.   Amount of Securities Beneficially Owned at End of Month
     (Instructions 3 and 4):
          None
6. Ownership Form Direct (D) or Indirect (I) (Instructions 3 and 4):
          N/A
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3):
          Employee Stock Options to Purchase Common Stock
2.   Conversion or Exercise Price of Derivative Security:
          $1.00 per share
3.   Transaction Date (Month/Day/Year):
          April 7, 2000
4.   Transaction Code (Instruction 8):
     A.   Code:          P
     B.   V
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
          A.   Acquired (A):       4,333 shares
          B.   Disposed of (D):
6.   Date of Exercisable and Expiration Date (Month/Day/Year):
     A.   Date Exercisable:   On Demand
     B.   Expiration Date:    October 27, 2009
7.   Title and Amount of Underlying Securities (Instructions 3 and 4):
     A.   Title:         Common Stock, $1.00 par value
     B.   Amount or Number of Shares         4,333 shares
8.   Price of Derivative Security (Instruction 5):
          N/A
9. Number of Derivative Securities Beneficially Owned at End of Month (Instruction 4):
          20,667 options to purchase common stock
10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:
     Mr. Perriello executed the exercise of an employee stock option and a same-day-sale of the underlying stock on April
     7, 2000.

         /s/
Donald C. Perriello

Date:     May 8, 2000